May 1, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

Washington, DC 20549-3720

Attn: Larry Spirgel

Re:	Metro One Telecommunications, Inc.

Form 10-K for the Year ended December 31, 2007

Filed March 31, 2008

File No. 000-27024

Dear Mr. Spirgel:

I am responding to your letter addressed to me in my capacity as Chief Financial Officer of Metro One Telecommunications, Inc. (the “Company”) dated April 18, 2008 on behalf of the Company relating to the above-referenced Form 10-K (the “Form 10-K”). In providing this response the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Set forth in italicized print below are your comments followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2007 Financial Statements and Notes

5.Convertible Preferred Stock Financing Arrangement and Preferred Stock Warrants, page 30

1.	Refer to the fifth paragraph of the section. We note your disclosures of the penalty provisions of the Registration Rights Agreement you entered into with investors related to a private financing transaction in June 2007. We also note your filing of a Form S-3 in July 2007 with respect to the registration of the underlying common shares related to the equity instruments you issued in the transaction, in which the Form S-3 had not been effective. In this regard, tell us and disclose the amounts of the penalties you have recorded and where you have reported them in your financial statements. If you have not recorded any penalties, please explain to us why. Refer to FSP EITF 00-19-2.

No penalties have been recorded in our financial statements because none has been incurred and because management believes it is not probable that a penalty will be incurred. We can easily measure what the penalty would be, however FSP EITF 00-19-2 requires the contingency be recognized only if it is also probable under the SFAS 5 definition. Since we do not believe it to be probable we have not made an accrual. The Registration Rights Agreement has been amended each time to extend the date by which the Shelf Registration Statement must be declared to be effective on Form S-3 before which liquidated damages are incurred. In practice, we have done this six times to date. We noted the extension through March 31, 2008 in paragraph 5 to the Notes to the Consolidated Financial Statements in our recently filed Annual Report. Each amendment has been determined not to be a material amendment to the Registration Rights Agreement because it merely extends the date of required effectiveness. Depending upon the time required by Staff to review our soon to be completed response to prior Staff comments, we expect to complete the effectiveness of the Form S-3 Registration this quarter.

2.	In addition, we note that due to certain rights granted to the holders of the convertible preferred stock and the warrants, they are classified as non-permanent equity and liabilities, respectively, in your balance sheet. Please tell us and disclose in more detail the nature and the terms of the rights pursuant to paragraph 26 of SFAS 150.

In the event of a liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the series A convertible preferred stock (“Series A Preferred”) will be entitled to receive, prior and in preference to any distribution of any assets to the holders of common stock, an amount per share equal to (i) $10,000 for each outstanding share of Series A Preferred, plus (ii) an amount equal to any accrued and declared, but unpaid dividends on such share. See Paragraph 3(c) of the Articles of Amendment of the Third Restated Articles of Incorporation filed with the Oregon Secretary of State on June 4, 2007 ( the “Articles”). Paragraph 4(c) of the Articles provides that a Change of Control Event shall be deemed to constitute a liquidation, dissolution or winding up of the Company if so elected by the holders of a majority of the then outstanding shares of Series A Preferred. A Change of Control Event is defined in Paragraph 4(c) of the Articles to include (i) a merger or consolidation with or into any other entity unless the shareholders of the Company immediately before the transaction own 50% or more of the voting stock of the acquiring or surviving corporation following the transaction, and (ii) any other transaction which results in the holders of the Company’s capital stock immediately before the transaction owning less than 50% of the voting power of the Company’s capital stock immediately after the transaction. Paragraph 6(c) of the Articles provides that so long as at least 540 shares of Series A Preferred remain outstanding, the holders of Series A Preferred, voting separately as a class, are entitled to elect a majority of the total number of directors fixed by the Board or in our bylaws.

Under these provisions, the members of the Board elected by the holders of the Series A Preferred ultimately could cause a Change of Control Event to occur that would enable the holders of Series A Preferred to elect to treat the transaction as a deemed liquidation, dissolution or winding up of the Company, thereby entitling them to be paid their liquidation preference under Paragraph 4(c) of the Articles. This possibility was said to constitute the equivalent of a right of redemption by the holders of Series A Preferred and to require the Series A Preferred to be reclassified as non-permanent equity. We looked to the Emerging Issues Task Force Issue No. D-98 for classification of the Series A Preferred and FAS 150-5 for classification of the warrants.

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If you have any questions or further comments, you may contact me at (503) 524-1586 or by fax at (503) 579-4235.

Very truly yours,

/s/ William K. Hergenhan
William K. Hergenhan
Chief Financial Officer

cc:	Mr. James F. Hensel, Metro One Telecommunications, Inc.

Donald W. Douglas, Esq.